UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended August 31, 2007.
[	]	Transition Report on Form 10-K.
[	]	Transition Report on Form 20-F.
[	]	Transition Report on Form 11-K.
[	]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MAXIMUS EXPLORATION CORPORATION
(Full Name of Registrant)

000-52669	None
SEC File Number	CUSIP Number

3355 Morgan Creek Way
Suite 43
Surrey, British Columbia
Canada V6Z 2X4
(Address of principal executive office)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report of Form 10-Q, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Our auditors were unable to complete their review of our unaudited financial statements.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Randy Doherty 3355 Morgan Creek Way Suite 43 Surrey, British Columbia Canada V6Z 2X4 (604) 535-7787

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes [X] No [ ]

3.	Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MAXIMUS EXPLORATION CORPORATION has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of October, 2007.

MAXIMUS EXPLORATION CORPORATION

BY:	RANDY DOHERTY
Randy Doherty
President, Principal Executive Officer, Treasurer,
Principal Financial Officer, Principal Accounting
Officer and a member of the Board of Directors.